 EXHIBIT 99.8

CONSENT OF DAVIDSON & COMPANY LLP

We hereby consent to the inclusion by reference in this Annual Report on Form 40-F for the year ended December 31, 2020 of EMX Royalty Corp. (the "Company") of our reports dated March 24, 2021 relating to the consolidated financial statements of the Company and the effectiveness of internal control over financial reporting, which appear in the Exhibit 99.3 to this Annual Report. We also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-213709) of our reports referred to above and references to our name under the heading "Interests of Experts" in the Annual Information Form forming a part of the Annual Report on Form 40-F, which is incorporated by reference in such Form S-8.

      /s/ DAVIDSON & COMPANY LLP

March 24, 2021
Davidson & Company LLP
Chartered Professional Accountants
Vancouver, Canada